50
4/18/03



SEC[illegible] [illegible]MMISSION
[illegible]9



SEC MAIL PROCESSING
RECEIVED
APR 1 1 2003
WASH. [illegible] SECTION

VF 4-17-03

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37362

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2002 AND ENDING 12-31-2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTREPID SECURITIES, ~~INC~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

INTREPID SECURITIES 21535 HAWTHORNE BLVD #2[illegible]
(No. and Street)

TORRANCE CA 90503
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kenneth R. Wash
(Name – *if individual, state last, first, middle name*)

326 S Pacific Coast Hwy #203 Redondo Beach CA 90277
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TATE OF CA
OUNTY OF Los Angeles

OATH OR AFFIRMATION

I, Steve Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTREPID SECURITIES, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 2nd DAY OF April, 2003
BY Steve Kelly
NOTARY PUBLIC

Notary Public

Signature

Pres
Title


OFFICIAL SEAL
GLENN VARGAS
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 1257721
LOS ANGELES COUNTY
My Commission Exp. April 18, 2004

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTREPID SECURITIES, INC
12-31-2002 & 12-31-2001

STEPHEN KELLY
310 989-3300

See Notes to Financial Statements

INDEPENDENT AUDITORS REPORT

The Board of Directors and Stockholders
Intrepid Securities, Inc.

I have audited the accompanying Balance Sheet of Intrepid Securities, Inc. as of December 31, 2002 and 2001 and the related statements of operations, stockholders' equity, and cash flows for the years ending December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intrepid Securities, Inc. as of December 31, 2002 and 2001 and the Changes in Cash Flows for the year ended December 31, 2002 and 2001 in conformity with generally accepted accounting principles.



Kenneth E. Walsh
Certified Public Accountant
March 10, 2003

Intrepid Securities, Inc.
Statement of Income
for the years ended December 31, 2002 and 2001

	December 31, 2002	2001
Revenues:		
Income earned	$ 429,833	$ 453,808
Operating Expenses:		
Advertising	3,025	10,141
Automobile	200	176
Bank Charges	1,380	835
Commissions	206,402	301,998
Computer Services	17,808	9,566
Entertainment	2,018	2,574
Fee Expense	20,837	6,110
Insurance	1,200	1,367
Professional Fees	8,530	2,100
License & Taxes	6,027	6,969
Miscellaneous	26,254	12,814
Office Expense	5,078	4,483
Outside labor	61,671	21,835
Parking	900	1,660
Rent	3,960	14,350
Salaries	67,567	41,776
Supplies	1,203	2,605
Travel	900	95
Telephone	9,730	9,567
Utilities	1,448	1,421
Total Operating Expenses	446,138	452,442
Net Profit (Loss)	$ (16,305)	$ 1,366

See Notes to Financial Statements

Intrepid Securities, Inc.
Balance Sheet
as of December 31, 2002 and 2001

Assets

	December 2002	2001
Current Assets:		
Cash in Bank	$ 14,662	$ 24,068
Accounts Receivable	7,113	11,000
Total Assets	$ 21,775	$ 35,068
Fixed Assets:		
Equipment	587	587
Less Accumulated Depreciation	(587)	(587)
	0	0
Total assets:	$ 21,775	$ 35,068

Liabilities & Stockholders Equity

	2002	2001
Current Liabilities:		
Accounts Payable	$ 0	$ 5,000
Total Liabilities	0	5,000
Stockholders Equity:		
Common Stock, (no par value, 10,000,000 shares authorized, 10,000 shares issued and outstanding at December 31, 2000 and 2001.)	30,000	30,000
Additional paid-in Capital	261,801	253,789
Retained Earnings	(256,626)	(240,321)
Treasury Stock	(13,400)	(13,400)
Total Stockholders Equity	21,775	30,068
Total Liabilities and Stockholders' Equity	$ 21,775	$ 35,068

Intrepid Securities, Inc.
Statement of Cash Flows
for the periods ending December 31, 2002 and 2001

	December 31, 2002	2001
Cash Flows from operating activities:		
Net Profit (Loss)	$ (16,305)	$ 1,366
Less Depreciation	0	0
Net Decrease (Increase) in Receivables	3,887	(9,794)
Net(Decrease) Increase in Payables	(5,000)	800
Net cash provided (used) by operating	(17,418)	11,820
Cash Flows from Investing Activities:		
Purchase of Equipment	0	(587)
Cash Flows from financing activities:		
Additional Capital Contributed	8,012	1,613
Net Increase (Decrease)in Cash	$ (9,406)	$(12,846)

See Notes to Financial Statements

Intrepid Securities Inc.

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2002 and 2001

	Common Shares	Common Amount	Additional paid-in Capital	Treasury Stock Shares	Treasury Stock Amounts	Retained Earnings	Total Stockholders Equity
Balance, at January, 01, 2000	10,000	$30,000	$ 223,338	1,500	$ (13,400)	$ (180,144)	$ 59,794
Additional paid in Capital contributed			42,008				42,008
Net profit						(61,542)	(61,542)
Balance at December 31, 2000	10,000	$30,000	$ 265,346	1,500	$ (13,400)	$ (241,686)	$ 40,260
Return of Additional paid In Capital			(11,557)				(11,557)
Net profit						1,365	1,365
Balance at December 31, 2001	10,000	$30,000	$ 253,789	1,500	$ (13,400)	$ (240,321)	$ 30,068
Additional paid in Capital Contributed			8,012				8,012
Net Loss						(16,305)	(16,305)
Balance at December 31, 2002	10,000	$30,000	$261,801	1,500	$ (13,400)	$ (256,626)	$ 21,775

Intrepid Securities, Inc.
Notes to Financial Statements

Note 1) Calculation of Net Capital

	December 31, 2002	December 31, 2001
Ownership Capital	$21,775	$ 30,068
Haircuts on securities	0	0
Non allowable Assets	0	0
Tentative Net Capital	21,775	30,068
Net Capital Required	5,000	5,000
Excess Net Capital	$16,775	$ 25,068

Reconciliation of Net capital with company's computation as of December 31, 2002

Net capital, as reported in company's part II unaudited focus report	$ 11,775
Year end adjustment made during audit: To reverse payables	5,000
Net Capital as adjusted for audit	$ 6,775

Note 2) Lease Expense

The Company currently leases their office on a month to month basis. The rent is $ 330 a month and isn't expected to increase any time in the next year.

Note 3) Fixed Assets

All of the furniture and equipment used by the Company is owned by the primary stockholder and no rent is being charged. The remainder of the equipment is leased. The leases are short term.

Intrepid Securities, Inc.
Notes to Financial Statements

Note 4) Internal Control

No material inadequacies were found that would affect the Company's internal control.

Note 5) SPIC Assessment

When Intrepid Securities, Inc. files their SPIC supplement report for 2002 and 2001, the calculations showed that they were under the minimum in gross income. Therefore they paid the minimum assessment for the two years.

Note 6) Allowance for Doubtful Accounts

All receivables shown at year end were collected As of the audit date. Therefore no Allowance was Set up for un-collectable Receivables.